

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2025

Tim Adams
Chief Financial Officer
Rapid7, Inc.
120 Causeway Street
Boston, MA 02114

> **Re: Rapid7, Inc.**
> **Form 10-K for the Year Ended December 31, 2024**
> **File No. 001-37496**

Dear Tim Adams:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology